Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)	Six Months Ended April 30, 2005	Six Months Ended April 30, 2004	Years Ended October 31,
			2003	2002	2001	2000	1999
Net Income (Loss)	187,618	348,681	257,380	137,696	63,686	33,163	30,075
Add:
Federal and State Income Taxes	118,815	201,091	154,138	88,034	42,668	18,655	19,206
Interest Expensed Res & Comm	36,925	75,042	63,658	60,371	51,446	34,956	31,570
Interest Expensed Mortgage & Financing Subsidiaries	2,412	2,765	2,487	2,337	3,180	2,491	3,240
Amortization of Bond Prepaid Expenses	709	10,999	2,978	2,119	976	670	1,885
Amoritization of Bond Discount	309	571	514	441	367	30	—

Total Earnings	346,788	639,150	481,155	290,998	162,323	89,965	85,976

Fixed Charges:
Interest Incurred Res & Comm	43,948	87,674	66,332	57,406	47,272	38,878	24,594
Interest Incurred Mortgage & Financing Subsidiaries	2,412	2,765	2,487	2,337	3,180	2,491	3,240
Amortization of Bond Prepaid Expenses	709	10,999	2,978	2,119	976	670	1,885
Amortization of Bond Discount	309	571	514	441	367	30	—

Total Fixed Charges	47,378	102,010	72,311	62,303	51,795	42,069	29,719

Ratio	7.3	6.3	6.7	4.7	3.1	2.1	2.9